UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 10)*
THE SECURITIES EXCHANGE ACT OF 1934
Euronav NV
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
B38564108
(CUSIP Number)
Famatown Finance Limited
c/o Seatankers Management Co. Ltd
Deana Beach Apartments,  Block 1, 4th Floor,
33 Promachon Eleftherias Street
Ayios Athanasios
4103 Limassol
Cyprus
Attn: Spyros Episkopou
+ (357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1 (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 30, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

43,815,131

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

43,815,131

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

43,815,131

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.71%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Frontline plc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,664,613

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,664,613

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,664,613

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.77%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Hemen Holding Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,664,613

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,664,613

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

13,664,613

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.77%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited owns approximately 35.6% of the issued and outstanding ordinary shares of Frontline plc and may be deemed to beneficially own the Ordinary Shares (defined below) that Frontline plc owns.

1.	NAME OF REPORTING PERSONS

Greenwich Holdings Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

57,479,744

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

57,479,744

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

57,479,744

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.48%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Famatown Finance Limited and Hemen Holding Limited. As such, it may be deemed to beneficially own the Ordinary Shares beneficially owned by Famatown Finance Limited and beneficially owned by Hemen Holding Limited.

1.	NAME OF REPORTING PERSONS

C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

57,479,744

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

57,479,744

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

57,479,744

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.48%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited, Famatown Finance Limited and Hemen Holding Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Ordinary Shares that are beneficially owned by Greenwich Holdings Limited and Hemen Holding Limited and owned by Famatown Finance Limited and Frontline plc. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Ordinary Shares and Mr. Fredriksen disclaims any control over such Ordinary Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends and supplements the Amendment No. 9 to Schedule 13D (the “Amendment No. 9”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2023, the Amendment No. 8 to Schedule 13D (the “Amendment No. 8”) filed with the Commission on January 26, 2023, the Amendment No. 7 to Schedule 13D (the “Amendment No. 7”) filed with the Commission on January 20, 2023, the Amendment No. 6 to Schedule 13D (the “Amendment No. 6”) filed with the Commission on January 13, 2023, the Amendment No. 5 to Schedule 13D (the “Amendment No. 5”) filed with the Commission on December 7, 2022, the Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) filed with the Commission on July 12, 2022, the Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) filed with the Commission on June 21, 2022, the Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) filed with the Commission on May 3, 2022, the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed with the Commission on April 28, 2022 and the Schedule 13D filed with the Commission on October 13, 2021 (collectively, as amended, the “Schedule 13D”) filed by Famatown Finance Limited, a Cyprus company (“Famatown”); Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”); and C.K. Limited, a Jersey company (“C.K. Limited”), with respect to the Ordinary Shares, no par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”). Capitalized terms used in this Amendment No. 10 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.
Item 1.	Security and Issuer.

This Amendment No. 10 relates to the Ordinary Shares of the Issuer. The principal executive office of the Issuer is De Gerlachekaai 20, 2000 Antwerpen, Belgium.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the following:

	(i) (ii) (iii)	Famatown; Frontline plc (formerly known as Frontline Ltd.) (“Frontline”); Hemen Holding Limited (“Hemen Holding”);

	(iv)	Greenwich Holdings; and

	(v)	C.K. Limited.

Famatown, Frontline, Hemen Holding, Greenwich Holdings and C.K. Limited are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of Famatown and Hemen Holding. Hemen Holding owns approximately 35.6% of Frontline’s issued and outstanding ordinary shares. The shares of Famatown, Hemen Holding and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.

(a., b., c. and f.)

(i) The address of Famatown’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Famatown is acting as an investment holding company. The name, citizenship, present principal occupation of Famatown’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(ii) The address of Frontline’s principal place of business is 8, John Kennedy Street, Irish House, Off. 740B, Limassol, Cyprus 3106. The name, citizenship, present principal occupation of Frontline’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below.

John Fredriksen	Director	Mr. Fredriksen is a citizen of Cyprus. Mr. Fredriksen is a member of the board of directors of Frontline.
Steen Jakobsen	Director	Mr. Jakobsen is a citizen of Denmark. Mr. Jakobsen is also the Chief Investment Officer of Saxo Bank.
Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited.
James O’Shaughnessy	Director	Mr. O'Shaughnessy is a citizen of the United Kingdom. Mr. O'Shaughnessy is also the executive vice president, chief accounting officer and corporate controller of Axis Capital Holdings Limited.
Ole B. Hjertaker	Director	Mr. Hjertaker is a citizen of Norway. Mr. Hjertaker is also the chief executive officer of SFL Corp Ltd.
Marios Demetriades	Director	Mr. Demetriades is a citizen of Cyprus. Mr. Demetriades is also the managing partner at MD Mindset Partners Ltd.
Lars H. Barstad	Principal Executive Officer	Mr. Barstad is a citizen of Norway. Mr. Barstad is also the chief executive officer of Frontline Management AS.
Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

(iii) The address of Hemen Holding’s principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of Hemen Holding is acting as an investment holding company. The name, citizenship, present principal occupation of Hemen Holding’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Hemen Holding’s does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drossini 6, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iv) The address of Greenwich Holdings’ principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drossini 6, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(v) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown, Hemen Holding and Greenwich Holdings. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

JTC Directors Limited	Corporate Director	JTC Directors Limited’s business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. JTC Directors Limited is organized in Jersey.
Castle Directors Limited	Corporate Director	Castle Directors Limited’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. Castle Directors Limited is organized in Jersey.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of 43,815,131 Ordinary Shares of the Issuer held in the account of Famatown was $527,211,605, representing the working capital of Famatown.

None of the other persons named in response to Item 2 hold any Ordinary Shares in their accounts.

Item 4.	Purpose of Transaction.

There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a, b)
According to the Issuer’s financial results for the first quarter ended March 31, 2023, which were filed with the Commission on Form 6-K on May 11, 2023, there were 201,783,532 Ordinary Shares issued and outstanding as of March 31, 2023. The Reporting Persons report beneficial ownership of the following Ordinary Shares:

Famatown may be deemed to be the owner of 43,815,131 Ordinary Shares, constituting 21.71% of the Ordinary Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 43,815,131 Ordinary Shares. Famatown has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 43,815,131 Ordinary Shares.

Frontline may be deemed to be the owner of 13,664,613 Ordinary Shares, constituting 6.77% of the Ordinary Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 13,664,613 Ordinary Shares. Frontline has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 13,664,613 Ordinary Shares.

Hemen Holding, through Frontline, may be deemed to be the owner of 13,664,613 Ordinary Shares, constituting 6.77% of the Ordinary Shares outstanding. Hemen Holding has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 13,664,613 Ordinary Shares. Hemen Holding has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 13,664,613 Ordinary Shares.

Greenwich Holdings, through Famatown and Hemen Holding, may be deemed to be the beneficial owner of 57,479,744 Ordinary Shares, constituting 28.48% of the Ordinary Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 57,479,744 Ordinary Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 57,479,744 Ordinary Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 57,479,744 Ordinary Shares, constituting 28.48% of Ordinary Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 57,479,744 Ordinary Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 57,479,744 Ordinary Shares.

(c)
To the best of the Reporting Persons’ knowledge, all transactions in the Ordinary Shares effected in the open market by the Reporting Persons since the most recent filing of the Schedule 13D are set forth in Schedule I to this Amendment No. 10.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.  To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement Schedule 1 – Information with Respect to Transactions Effected

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 2, 2023

FAMATOWN FINANCE LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
FRONTLINE PLC

/s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer

HEMEN HOLDNG LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
GREENWICH HOLDINGS LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Exhibit A
JOINT FILING AGREEMENT
Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment(s) thereto, relating to the Ordinary Shares of the Issuer.
Date: June 2, 2023

FAMATOWN FINANCE LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
FRONTLINE PLC

/s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer

HEMEN HOLDING LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
GREENWICH HOLDINGS LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. LIMITED

/s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Schedule 1

Transactions Effected Since the Most Recent Filing of the Schedule 13D

The following transactions in the Ordinary Shares were effected in open market purchases by Famatown Finance Limited since the most recent filing of the Schedule 13D:

Date	Amount of Ordinary Shares Bought/(Sold)	Approx. Price per Ordinary Share
4/4/2023	188,000	EUR 14.6620
4/4/2023	502,000	USD 16.0933
5/11/2023	107,408	EUR 14.4895
5/18/2023	90,000	USD 15.9532
5/24/2023	284,028	USD 15.8948
5/25/2023	35,836	EUR 14.8133
5/25/2023	314,164	USD 15.9132
5/30/2023	725,390	USD 15.7762
5/31/2023	1,550,000	USD 15.6358
6/1/2023	281,440	USD 14.8843